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                           September 13, 2022

       Robert Lehman
       Chief Financial Officer
       Western Asset Mortgage Capital Corp
       47 W 200 South, Suite 200
       Salt Lake City , Utah 84101

                                                        Re: Western Asset
Mortgage Capital Corp
                                                            Form 10-K for the
year ended December 31, 2021
                                                            File No. 001-35543

       Dear Robert Lehman:

             We have reviewed your filing and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to this comment, we may have additional comments.

       Form 10-K for the year ended December 31, 2021

       ITEM 7. Management's Discussion and Analysis of Financial Condition and Results of
       Operations.
       Non-GAAP Financial Measures, page 62

   1. Please revise your disclosures to further expand and explain why you believe that presentation of the
non-GAAP financial measures Net Investment Income and Net Interest
                                                        Margin provide useful
information to investors regarding your financial condition and results of operations.
Reference is made to Item 10(e)(1)(C) and (D) of Regulation S-K.
               We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

              You may contact Eric McPhee at 202-551-3693 or Wilson Lee at 202-551-3468 if you
       have any questions.
 Robert Lehman
Western Asset Mortgage Capital Corp
September 13, 2022
Page 2


FirstName LastNameRobert Lehman                    Sincerely,
Comapany NameWestern Asset Mortgage Capital Corp
                                                   Division of Corporation
Finance
September 13, 2022 Page 2                          Office of Real Estate &
Construction
FirstName LastName